

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Richard Wright
Chief Executive Officer
The Alkaline Water Company Inc.
8541 E Anderson Drive, Suite 100/101
Scottsdale, Arizona 85255

      Re: The Alkaline Water Company Inc.
           Registration Statement on Form S-3
           Filed February 11, 2022
           File No. 333-262683

Dear Mr. Wright:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at 202-551-4695 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Virgil Hlus